WARDROP

Scott Cowie
Wardrop, A Tetra Tech Company
Unit 2, Apple Walk, Kembrey Park, Swindon, SN2 8BL, United Kingdom
+44 79 7341 3328

Consent of Author

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F as of March 31, 2010 for the year ended December 31, 2009 of the description of the report titled Efemçukuru Project, Turkey, Technical Report on the Efemçukuru Project for Eldorado Gold Corporation, August 2007, with an effective date of August 1, 2007 (the "Technical Report") and of extracts from or a summary of the Technical Report in written disclosure filed by Eldorado Gold Corporation and to the description of certain mineral reserves of the Efemçukuru Mine and to the use of my name in this annual report as a named expert.

Dated as of this 31st day of March 2010

Scott Cowie, BE (Mining), LLB, MAusIMM